March 30, 2005



Via Fax & U.S. Mail

Mr. Jon Elliott
President and Chief  Executive Officer
Baymark Technologies, Inc.
7609 Ralston Road
Arvada, Colorado  80002


RE: 	Baymark Technologies, Inc.
	Form 10-KSB for the Fiscal Year Ended July 31, 2004
	File No. 0-10315


Dear Mr. Elliott:

	Based upon an examination restricted solely to considerations of the Financial Statements and Management`s Discussion and Analysis, we have the following comment on the above-referenced document.
Where
indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response.
We have also asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

	Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise us of the reason thereof. Please respond within fifteen business days.



Financial Statements
Note 4. Capital Stock Transactions

Supplementally tell us, and clarify in the notes to your financial statements in future filings, how you value shares issued for services. As part of your response, please indicate how the treatment used complies with the requirements of APB 25, SFAS No.123,
EITF 96-18 or other applicable accounting literature. Additionally, to the extent that any discounts from market value were used in valuing shares issued for services or other non-cash consideration, please explain the basis or rationale for the discounts used.


Closing

You may contact Katherine Mathis at (202) 942-1994 or, in her absence, me at (202) 942-1936, if you have any questions regarding the comments above. Please contact Max Webb, Assistant Director, at
(202) 942-1850 with any other questions.



Sincerely,


							Linda Cvrkel
							Branch Chief


Via facsimile:  (303) 431-1567
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Mr.  Jon Elliott
Baymark Technologies, Inc.
March 30, 2005
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